

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Shaul Martin
Chief Executive Officer
Swift Start Corp.
248 Hewes Street
Brooklyn, New York 11211

> **Re:** **Swift Start Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 28, 2014**
> **File No. 333-192151**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1) We note your response to comment one in our letter dated January 24, 2014. However, we still believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that the number of shares being registered is 100% of the shares held by non-affiliates, and these persons recently received their shares for nominal consideration. We believe that the primary purpose of the Regulation S offering was to create a public market in the company's securities. We note that the monies raised in the offering are not highlighted as a material source of funding for the company in Management's Discussion and Analysis of Financial Condition and Results of Operation. As a result, the selling shareholders should be identified as underwriters selling on behalf of the Company in order to create a public market in the Company's securities. Therefore, we reissue our comment requesting that the selling shareholders be named as underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208 or Celeste M. Murphy, Legal Brach Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Eric Stein, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC